Exhibit 4.14
DESCRIPTION OF OUR SECURITIES
The following description is based on relevant portions of the Maryland General Corporation Law (“MGCL”) and on our charter and bylaws. This summary is not necessarily complete, and we refer you to the MGCL and our charter and bylaws for a more detailed description of the provisions summarized below.
Stock
Our authorized stock consists of 500,000,000 shares of stock, par value $0.001 per share, of which 450,000,000 shares are classified as common stock and 50,000,000 shares are classified as preferred stock. There is currently no market for our common stock, and we do not expect that a market for our shares will develop in the future. No stock has been authorized for issuance under any equity compensation plans. Under Maryland law, our stockholders generally will not be personally liable for our debts or obligations.
Set forth below is a chart describing the classes of our securities outstanding as of December 31, 2019:

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $0.001 per share	450,000,000	190,207,517
Common Stock
Under the terms of our charter, all shares of our common stock will have equal rights as to voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our common stock if, as and when authorized by our Board of Directors and declared by us out of funds legally available therefor. Shares of our common stock will have no preemptive, exchange, conversion or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Except as may otherwise be specified in the terms of any class or series of common stock, each share of our common stock will be entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess exclusive voting power. There will be no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of common stock will be able elect all of our directors, and holders of less than a majority of such shares will be unable to elect any director.
Preferred Stock
Under the terms of our charter, our Board of Directors is authorized to issue shares of preferred stock in one or more classes or series without stockholder approval. The board has discretion to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series of preferred stock. Every issuance of preferred stock will be required to comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (1) immediately after issuance and before any distribution is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if distributions on such preferred stock are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. We believe that the availability for issuance of preferred stock will provide us with increased flexibility in structuring future financings and acquisitions. Pursuant to NASAA’s Omnibus Guidelines, before any preferred stock may be issued by us, a majority of our independent directors that do not have an interest in the transaction must (i) approve any such offering of preferred stock; and (ii) have access, at our expense, to our securities counsel or independent legal counsel.
Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses
Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action. We have entered into indemnification agreements with certain of our current and former directors and officers and expect to enter into similar agreements with future directors and officers. These agreements provide that we will indemnify such persons to the fullest extent permitted by Maryland law and our charter.
Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify, by charter provision, bylaws, an agreement or a resolution of the Board of Directors, its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met. We have entered into indemnification agreements with certain of our current and former directors and officers and expect to enter into similar agreements with future directors and officers. These agreements provide that we will indemnify such persons to the fullest extent permitted by Maryland law and our charter.
     Our charter contains a provision that limits the liability of our directors and officers to us and our stockholders for money damages and our charter requires us to indemnify and advance expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) to (i) any present or former director or officer or (ii) any individual who, while a director or officer and, at our request, serves or has served as a director, officer, partner, member, manager or trustee of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in such capacity from and against any claim or liability to which such person may become subject or which such person may incur.
     Separately, our Investment Advisory Agreement provides that we will indemnify and hold harmless our Adviser and its affiliates from and against all damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) incurred by such indemnified parties in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding (including an action or suit by or in the right of the Company or its security holders) in connection with the performance of the Adviser’s duties as our investment adviser to the extent that such person’s liabilities are not fully reimbursed by insurance, and to the extent that such indemnification would not be inconsistent with our charter, Maryland law or the 1940 Act, which prohibits indemnification for certain breaches of fiduciary duties. In addition, the Investment Advisory Agreement provides that we may not indemnify an indemnitee for any liability or loss suffered by such indemnitee nor hold harmless such indemnitee for any loss or liability suffered by us unless (1) the indemnitee has determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of our Company, (2) the indemnitee was acting on behalf of or performing services for us, (3) the liability or loss suffered was not the result of negligence or misconduct by our Adviser, an affiliate of our Adviser or director of the Company and (4) the indemnification or agreement to hold harmless is only recoverable out of our net assets and not from our stockholders. In addition, we expect that our Adviser will indemnify us for losses or damages arising out of its willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations under the Investment Advisory Agreement. In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.
     In addition, pursuant to the Investment Advisory Agreement and our indemnification agreements, we will not provide indemnification to a person for any loss or liability arising from an alleged violation of federal or state securities laws unless one or more of the following conditions are met: (1) there has been a successful adjudication on the merits of each count involving alleged material securities law violations; (2) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction; or (3) a court of competent jurisdiction approves a settlement of the claims against the indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which the securities were offered and sold as to indemnification for violations of securities laws.
     We may advance funds to an indemnitee for legal expenses and other costs incurred as a result of legal action for which indemnification is being sought only if all of the following conditions are met: (i) the legal action relates to acts or omissions with respect to the performance of duties or services on our behalf; (ii) the indemnitee has provided us with written affirmation of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification; (iii) the legal action is initiated by a third party who is not a stockholder or the legal action is initiated by a stockholder acting in his or her capacity as such and a court of competent jurisdiction specifically approves such advancement; and (iv) the indemnitee undertakes to repay the advanced funds to us, together with the applicable legal rate of interest thereon, in cases in which he or she is found not to be entitled to indemnification. We may not incur the cost of that portion of liability insurance which insures the indemnitee for any liability as to which the indemnitee is prohibited from being indemnified under our charter and bylaws.
Provisions of the Maryland General Corporation Law and Our Charter and Bylaws
The MGCL and our charter and bylaws contain provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with the Board of Directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.
Election of Directors, Number of Directors; Vacancies; Removal
As permitted by Maryland law, a plurality of all the votes cast at a meeting of stockholders duly called and at which a quorum is present will be required to elect a director.
     Our charter provides that a majority of our Board of Directors must be independent directors except for a period of up to 60 days after the death, removal or resignation of an independent director pending the election of such independent director’s successor, and the 1940 Act requires that a majority of our Board of Directors be persons other than “interested persons” as defined in the 1940 Act.
     Our charter provides that the number of directors will initially be five, which number may be increased or decreased by the Board of Directors in accordance with our bylaws. Our bylaws provide that a majority of our entire Board of Directors may at any time establish, increase or decrease the number of directors. However, the number of directors may never be less than one or more than fifteen. The number of directors on the Board is currently fixed at seven (7), two (2) of which comprise Class III and whose terms will expire at the 2020 Annual Meeting of Stockholders. One Class I director, Mr. Randolph C. Read did not stand for re-election and left the Board at the end of his term. The Board determined not to nominate a replacement nominee in Mr. Read’s place and instead intends to fill his vacancy at a later date. Except as may be provided by the Board of Directors in setting the terms of any class or series of preferred stock, any and all vacancies on the Board of Directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies, subject to any applicable requirements of the 1940 Act.
Action by Stockholders
     The MGCL provides that stockholder action can be taken only at an annual or special meeting of stockholders or by unanimous consent in lieu of a meeting (unless the charter permits consent by the stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting, which our charter does not). These provisions, combined with the requirements of our bylaws regarding the calling of a stockholder-requested special meeting of stockholders discussed below, may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.
Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals
Our bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to the Board of Directors and the proposal of other business to be considered by stockholders may be made only (a) pursuant to our notice of the meeting, (b) by or at the direction of the Board of Directors or (c) by a stockholder who is a stockholder of record both at the time of giving notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to the Board of Directors at a special meeting may be made only (i) by or at the direction of the Board of Directors or (ii) provided that has been called in accordance with our bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record both at the time of giving notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated the meeting and who has complied with the advance notice provisions of the bylaws.
The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our Board of Directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our Board of Directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give our Board of Directors any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.
Calling of Special Meetings of Stockholders

Our bylaws provide that special meetings of stockholders may be called by our Board of Directors and certain of our officers. Additionally, our bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of stockholders will be called by our secretary to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders who are stockholders of record at the time of the request and are entitled to cast not less than 10% of all the votes entitled to be cast on such matter at such meeting.
Approval of Extraordinary Corporate Action; Amendment of Charter and Bylaws
Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter.
Under our charter, provided that our directors then in office have approved and declared the action advisable and submitted such action to the stockholders, an amendment to our charter that requires stockholder approval, a merger, or a sale of all or substantially all of our assets or a similar transaction outside the ordinary course of business, must generally be approved by the affirmative vote of stockholders entitled to cast at least a majority of all the votes entitled to be cast on the matter. Notwithstanding the foregoing, (i) amendments to our charter to make our common stock a “redeemable security” or to convert the Company, whether by merger or otherwise, from a closed-end company to an open-end company, and (ii) the dissolution of the Company each must be approved by the affirmative vote of stockholders entitled to cast at least two-thirds of all the votes entitled to be cast on the matter.
Our charter and bylaws provide that the Board of Directors will have the exclusive power to make, alter, amend or repeal any provision of our bylaws.
Our charter provides that the stockholders may, upon the affirmative vote of stockholders entitled to cast a majority of all the votes entitled to be cast on the matter,

•	Amend the charter (other than as described above); or

•	Remove the Adviser and elect a new investment adviser.
Without the approval of stockholders entitled to cast a majority of all the votes entitled to be cast on the matter, our Board of Directors may not:

•	Amend the charter in a manner that adversely affects the interests of our stockholders;

•
Except as permitted by our charter, permit our Adviser to voluntarily withdraw as our investment adviser unless such withdrawal would not affect our tax status and would not materially adversely affect our stockholders;

•	Appoint a new investment adviser;

•	Unless otherwise permitted by law, sell all or substantially all of our assets other than in the ordinary course of business; or

•	Unless otherwise permitted by law, approve a merger or similar reorganization of our Company.
No Appraisal Rights
Except with respect to appraisal rights arising in connection with the Control Share Act defined and discussed below, as permitted by the MGCL, our stockholders will not be entitled to exercise appraisal rights unless our Board of Directors determines that appraisal rights apply, with respect to all or any classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which stockholders would otherwise be entitled to exercise appraisal rights.
Tender Offers
Our charter provides that any tender offer made by any person, including any “mini-tender” offer, must comply with most of the provisions of Regulation 14D of the Exchange Act, including the notice and disclosure requirements. Among other things, the offeror must provide us notice of such tender offer at least ten business days before initiating the tender offer. If the offeror does not comply with the provisions set forth above, we will have the right to redeem that offeror’s shares, if any, and any shares acquired in such tender offer. In addition, the non-complying offeror will be responsible for all of our expenses in connection with that offeror’s noncompliance.
Restrictions on Roll-Up Transactions
In connection with a proposed “roll-up transaction,” which, in general terms, is any transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of us and the issuance of securities of an entity that would be created or would survive after the successful completion of the roll-up transaction, we will obtain an appraisal of all of our assets from an independent expert. In order to qualify as an independent expert for this purpose, the person or entity must have no material current or prior business or personal relationship with our Adviser or any affiliate of our Adviser and must be engaged to a substantial extent in the business of rendering opinions regarding the value of assets of the type held by us. If the appraisal will be included in a prospectus used to offer the securities of the entity that would be created or would survive after the successful completion of the roll-up transaction, the appraisal will be filed with the SEC and the states in which the securities are being registered as an exhibit to the registration statement for the offering. Our assets will be appraised on a consistent basis, and the appraisal will be based on the evaluation of all relevant information and will indicate the value of our assets as of a date immediately prior to the announcement of the proposed roll-up transaction. The appraisal will assume an orderly liquidation of assets over a 12-month period. The terms of the engagement of such independent expert will clearly state that the engagement is for our benefit and the benefit of our stockholders. We will include a summary of the independent appraisal, indicating all material assumptions underlying the appraisal, in a report to the stockholders in connection with a proposed roll-up transaction.
In connection with a proposed roll-up transaction, the person sponsoring the roll-up transaction must offer to common stockholders who vote against the proposal a choice of: (1) accepting the securities of the entity that would be created or would survive after the successful completion of the roll-up transaction offered in the proposed roll-up transaction; or (2) one of the following: (i) remaining stockholders and preserving their interests in us on the same terms and conditions as existed previously; or (ii) receiving cash in an amount equal to their pro rata share of the appraised value of our net assets.
     We are prohibited from participating in any proposed roll-up transaction: (a) which would result in common stockholders having voting rights in the entity that would be created or would survive after the successful completion of the roll-up transaction that are less than those provided in our charter, including rights with respect to the amendment of the charter and our merger or sale of all or substantially all of our assets; (b) which includes provisions that would operate as a material impediment to, or frustration of, the accumulation of shares by any purchaser of the securities of the entity that would be created or would survive after the successful completion of the roll-up transaction, except to the minimum extent necessary to preserve the tax status of such entity, or which would limit the ability of an investor to exercise the voting rights of its securities of the entity that would be created or would survive after the successful completion of the roll-up transaction on the basis of the number of shares held by that investor; (c) in which our common stockholders’ rights to access of records of the entity that would be created or would survive after the successful completion of the roll-up transaction will be less than those provided in our charter; or (d) in which we would bear any of the costs of the roll-up transaction if our common stockholders reject the roll-up transaction.
Control Share Acquisitions
The MGCL provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, which we refer to as the Control Share Act. Shares owned by the acquiror, by officers or by employees who are directors of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.
The requisite stockholder approval must be obtained each time an acquirer crosses one of the thresholds of voting power set forth above. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of issued and outstanding control shares, subject to certain exceptions.
     A person who has made or proposes to make a control share acquisition may compel the Board of Directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.
     If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations, including compliance with the 1940 Act. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.
The Control Share Act does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation. Our bylaws contain a provision exempting from the Control Share Act any and all acquisitions by any person of our shares of stock. There can be no assurance that such provision will not be amended or eliminated at time in the future. However, we will amend our bylaws to be subject to the Control Share Act only if the Board of Directors determines that it would be in our best interests and if the SEC staff does not object to our determination that our being subject to the Control Share Act does not conflict with the 1940 Act. The SEC staff has issued informal guidance setting forth its position that certain provisions of the Control Share Act would, if implemented, violate Section 18(i) of the 1940 Act.
Business Combinations
Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder, or the Business Combination Act. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns 10% or more of the voting power of the corporation’s outstanding voting stock; or

•
an affiliate or associate of the corporation who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding stock of the corporation.

A person is not an interested stockholder under this statute if the Board of Directors approved in advance the transaction by which he otherwise would have become an interested stockholder. However, in approving a transaction, the Board of Directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.
After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the Board of Directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•
two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

     These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.
The statute permits various exemptions from its provisions, including business combinations that are exempted by the Board of Directors prior to the time that the interested stockholder becomes an interested stockholder.
Additional Provisions of Maryland Law
Maryland law provides that a Maryland corporation that is subject to the Exchange Act and has at least three independent directors can elect by resolution of the Board of Directors to be subject to some corporate governance provisions notwithstanding any provision in the corporation’s charter and bylaws. Under the applicable statute, a Board of Directors may classify itself without the vote of stockholders. Further, the Board of Directors may, by electing into applicable statutory provisions and notwithstanding any contrary provision in the charter or bylaws:

•	provide that a special meeting of stockholders will be called only at the request of stockholders entitled to cast at least a majority of the votes entitled to be cast at the meeting;

•	reserve for itself the exclusive power to fix the number of directors;

•	provide that a director may be removed only by the vote of stockholders entitled to cast two-thirds of all the votes entitled to be cast generally in the election of directors; and

•
provide that all vacancies on the Board of Directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and that any director elected to fill a vacancy will serve for the remainder of the full term of the directorship and until his or her successor is elected and qualifies.

Pursuant to our charter, we have elected to provide that all vacancies on the Board of Directors resulting from an increase in the size of the board or the death, resignation or removal of a director may be filled only by the affirmative vote of a majority of the remaining directors, even if the remaining directors do not constitute a quorum. Such election is subject to applicable requirements of the 1940 Act and to the provisions of any class or series of preferred stock established by the board.
Reports to Stockholders
Because of our election to be regulated as a BDC, we file annual, quarterly and current reports on Forms 10-K, 10-Q and 8-K, respectively, proxy statements and other reports required by the federal securities laws with the SEC via the SEC’s EDGAR filing system. These reports are available upon filing on the SEC’s website at www.sec.gov. These reports are also available on our website at www.BDCofAmerica.com.
Subject to availability, you may authorize us to provide prospectuses, prospectus supplements, annual reports and other information (documents) electronically by so indicating on your subscription agreement, or by sending us instructions in writing in a form acceptable to us to receive such documents electronically. Unless you elect in writing to receive documents electronically, all documents will be provided in paper form by mail. You must have internet access to use electronic delivery. While we impose no additional charge for this service, there may be potential costs associated with electronic delivery, such as on-line charges. Documents will be available on our website. You may access and print all documents provided through this service. As documents become available, we will notify you of this by sending you an e-mail message that will include instructions on how to retrieve the document. If our e-mail notification is returned to us as “undeliverable,” we will contact you to obtain your updated e-mail address. If we are unable to obtain a valid e-mail address for you, we will resume sending a paper copy by regular U.S. mail to your address of record. You may revoke your consent for electronic delivery at any time and we will resume sending you a paper copy of all required documents. However, in order for us to be properly notified, your revocation must be given to us a reasonable time before electronic delivery has commenced. We will provide you with paper copies at any time upon request. Such request will not constitute revocation of your consent to receive required documents electronically. In addition, promptly following the payment of distributions to stockholders of record residing in Maryland, we will send a notice to Maryland stockholders including information regarding the source(s) of such stockholder distributions.